UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MakeMyTrip announces the reaffirmation of its strategic priorities aimed at further strengthening its category leadership in the Indian market.

On March 16, 2026, MakeMyTrip Limited (the “Company”) issued a press release announcing its multiple initiatives to further strengthen the Company's leadership in the underpenetrated India travel and tourism market. A copy of the press release dated March 16, 2026 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Press release, dated March 16, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: March 16, 2026

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer

EXHIBIT INDEX

99.1	Press release, dated March 16, 2026.